Press Release
Investor Contact: Ahmed Pasha 703-682-6451
Media Contact: Amy Ackerman 703-682-6399

AES Reports Second Quarter 2014 Adjusted Earnings Per Share of $0.28; Maintains 2014 Guidance

Highlights

•	Reaffirming 2014 guidance for cash flow metrics and continuing to expect Adjusted EPS to be in the low end of the range

•	Announced and closed two new asset sale transactions for total proceeds of $631 million

•	Brought on-line 247 MW IPP4 plant in Jordan, on time and on budget

•	Commenced construction of three new projects for a total of 702 MW

◦	4,537 MW, plus 2,400 MW of environmental upgrades, under construction and on track to come on-line through 2018

•	Issued notice to prepay $320 million of Parent debt, to strengthen credit profile

◦	Announced or prepaid a total of $460 million of Parent debt on a year-to-date basis

ARLINGTON, Va., August 7, 2014 – The AES Corporation (NYSE: AES) today reported Adjusted Earnings Per Share (Adjusted EPS, a non-GAAP financial measure) of $0.28 for second quarter 2014, a decrease of $0.07 from second quarter 2013. Second quarter 2014 results reflect the $0.11 negative impact from the higher effective income tax rate of 40%, versus a tax rate of 11% in second quarter 2013. Second quarter 2014 Adjusted EPS benefited from improvements in operations at the Company's United States, Andes, Brazil and Mexico, Central America and Caribbean (MCAC) Strategic Business Units (SBUs). Results also reflect accretion from the repurchase of 26 million shares for $335 million, as well as prepayments and refinancings of Parent debt, since second quarter 2013.

Second quarter 2014 Diluted Earnings Per Share from Continuing Operations decreased $0.02 to $0.20 from second quarter 2013. These results include $0.09 of impairment losses related to the revaluation of its investment in Silver Ridge Power, LLC (the Company's solar joint venture) and its generation business in Nigeria.

"We continue to make good progress on our financial, operational and strategic objectives, despite a second year of poor hydrology in several markets in Latin America," said Andrés Gluski, AES President and Chief Executive Officer. "We are ahead of our global overhead cost reduction target, continue to exit non-core markets and have received $833 million in asset sale proceeds. At the same time, we have started construction on three new platform expansion projects, totaling 702 MW, brought in partners at the project-level, while repurchasing our shares and prepaying recourse debt."

"Our second quarter results reflect improvements at our businesses, as well as the benefits of our capital allocation decisions," said Tom O'Flynn, AES Executive Vice President and Chief Financial Officer. "Our year-to-date cash flow performance has been impacted by higher working capital requirements at our utilities in the

United States and Brazil, which we expect to recover during the second half of the year through regulated tariffs and government support mechanisms."

Table 1: Key Financial Results

$ in Millions, Except Per Share Amounts	Second Quarter		Year-to-date June 30,		Full Year 2014 Guidance
	2014	2013	2014	2013
Adjusted EPS[1]	$0.28	$0.35	$0.53	$0.62	$1.30 - $1.38
Diluted EPS from Continuing Operations	$0.20	$0.22	$0.13	$0.37	N/A
Proportional Free Cash Flow[1]	$47	$165	$176	$526	$1,000 - $1,300
Consolidated Net Cash Provided by Operating Activities	$232	$567	$453	$1,185	$2,200 - $2,800
1 A non-GAAP financial measure. See “Non-GAAP Financial Measures” for definitions and reconciliations to the most comparable GAAP financial measures.

Discussion of Operating Drivers of Adjusted Pre-Tax Contribution (Adjusted PTC, a non-GAAP financial measure) and Adjusted EPS
The Company manages its portfolio in six market-oriented Strategic Business Units (SBUs): US (United States), Andes (Chile, Colombia and Argentina), Brazil, MCAC (Mexico, Central America and Caribbean), EMEA (Europe, Middle East and Africa), and Asia.

Table 2: Adjusted PTC1 by SBU and Adjusted EPS1

$ in Millions, Except Per Share Amounts	Second Quarter			Year-to-date June 30,
	2014	2013	Variance	2014	2013	Variance
US	$80	$63	$17	$155	$196	$(41)
Andes	104	88	16	$157	$169	$(12)
Brazil	115	78	37	$184	$120	$64
MCAC	95	104	(9)	$160	$160	$—
EMEA	73	72	1	$188	$168	$20
Asia	23	40	(17)	$31	$71	$(40)
Total SBUs	$490	$445	$45	$875	$884	$(9)
Corp/Other	(150)	(156)	6	$(292)	$(325)	$33
Total AES Adjusted PTC[1,2]	$340	$289	$51	$583	$559	$24
Adjusted Effective Tax Rate	40%	11%		36%	18%
Diluted Share Count	728	751		728	750
Adjusted EPS[1]	$0.28	$0.35	$(0.07)	$0.53	$0.62	$(0.09)
1 A non-GAAP financial measure. See “Non-GAAP Financial Measures” for definitions and reconciliations to the most comparable GAAP financial measures.
2 Includes $11 million and $18 million of after-tax adjusted equity in earnings for second quarter 2014 and 2013, respectively. Includes $41 million and $30 of after-tax adjusted equity in earnings for year-to-date June 30, 2014 and 2013, respectively

For the three months ended June 30, 2014, Adjusted EPS was $0.28, primarily due to a higher second quarter 2014 effective income tax rate of 40%, versus a tax rate of 11% in second quarter 2013, which had a negative impact of $0.11. Of this negative impact, $0.04 is related to the higher than expected second quarter 2014 tax rate, which was primarily driven by temporary timing impacts that are expected to reverse by the end of the year. The Company continues to estimate a full year tax rate of 30% to 32%. Second quarter 2014 results include a $0.02 benefit from improved operations and a lower impact from hydrology compared to second quarter 2013 at the Company's US, Andes, Brazil and MCAC SBUs, largely offset by a $0.02 loss due to outages at two of the Company's businesses in the Europe, Middle East and Africa (EMEA) and Asia SBUs. The Company's SBUs also added a $0.02 net positive contribution from other adjustments in Brazil, Panama and Kazakhstan in both second quarter 2013 and 2014. Second quarter 2014 Adjusted EPS reflects $0.02 of accretion from the repurchase of 26 million shares for $335 million, as well as prepayments and refinancings of Parent debt, since second quarter 2013.

Second quarter 2014 Adjusted PTC increased $51 million. Key drivers of Adjusted PTC included:

•
US: An overall increase of $17 million, primarily driven by the contributions from platform expansion projects and adjacencies, including the implementation of synchronous condensers at Southland in California and the 40 MW Tait energy storage resource in Ohio.

•	Andes: An overall increase of $16 million, due to lower maintenance costs and higher margins in Argentina, as well as lower realized foreign currency losses.

•
Brazil: An overall increase of $37 million, primarily driven by the $47 million reversal of interest and penalties related to a contingency at Sul in second quarter 2014 and the $24 million reversal of a liability at Uruguaiana in second quarter 2013. Tiete was flat compared to second quarter 2013, as lower generation from weak hydrology and currency devaluation of 7% were offset by higher spot prices.

•
MCAC: An overall decrease of $9 million, primarily due to a settlement agreement of $15 million received by AES Panama during second quarter 2013, offset by the proactive steps the Company has taken to reduce the impact from poor hydrological conditions in Panama, including government support and lower operating costs. In addition, the decrease was driven by higher energy losses in El Salvador and lower earnings from the Company's Trinidad business, which was sold in 2013.

•
EMEA: An overall increase of $1 million, largely driven by planned maintenance at Maritza in Bulgaria offset by higher operating performance at Kilroot in the United Kingdom and the reversal of an $18 million liability in Kazakhstan in second quarter 2014.

•
Asia: An overall decrease of $17 million, primarily due to $13 million in unplanned outages at Masinloc in the Philippines. These outages have been resolved and the plant came back on-line in July 2014.

•	Corp/Other: An improvement of $6 million, driven by lower interest expense on recourse debt.

For the six months ended June 30, 2014, Adjusted EPS was $0.53, primarily due to a higher effective income tax rate of 36% in the six months ended June 30, 2014, versus a tax rate of 18% in 2013, which had a negative impact of $0.13. Year-to-date 2014 results include a $0.06 benefit from improved operations at the Company's US, Andes, Brazil and MCAC SBUs, partially offset by a $0.05 loss due to outages at DPL in the US in the first quarter of 2014, as well as the outages in EMEA and Asia in the second quarter of 2014, described above. The results also reflect the negative $0.02 net impact from other adjustments in both year-to-date 2013 and 2014. Year-to-date 2014 Adjusted EPS reflects $0.05 of accretion from the repurchase of shares, as well as prepayments and refinancings of Parent debt.

For the six months ended June 30, 2014, Adjusted PTC increased $24 million. Key drivers of Adjusted PTC included:

•	US: An overall decrease of $41 million, primarily driven by one-time gains related to the termination of the Beaver Valley PPA in 2013.

•
Andes: An overall decrease of $12 million, due to higher maintenance costs and energy purchases, as well as lower contract prices in Chile, partially offset by gains on the sale of a transmission line at Guacolda and lower realized foreign currency losses.

•
Brazil: An overall increase of $64 million, primarily driven by higher volumes and the reversal of interest and penalties related to a contingency at Sul and higher spot sales as a result of lower contract levels at Tiete, partially offset by a favorable reversal of a liability at Uruguaiana in 2013.

•
MCAC: Overall no change, due to higher margins and availability in the Dominican Republic, partially offset by higher energy losses and fixed costs, as well as a one-time adjustment to unbilled revenue, in El Salvador.

•
EMEA: An overall increase of $20 million, driven by higher margins, including income from energy hedges at Kilroot in the United Kingdom and higher dispatch at Ballylumford in the United Kingdom, as well as a favorable reversal of a liability at Kazakhstan.

•	Asia: An overall decrease of $40 million, primarily due to outages and a one-time retroactive adjustment to November and December 2013 spot prices at Masinloc in the Philippines.

•	Corp/Other: An improvement of $33 million, driven by lower interest expense on recourse debt and lower general and administrative expenses.

Discussion of Cash Flow
Second quarter 2014 Proportional Free Cash Flow (a non-GAAP financial measure) was $47 million, a decrease of $118 million from second quarter 2013. This decline was primarily driven by temporary higher working capital requirements at the Company's utilities in Brazil, due to higher pass-through energy purchases, which the Company expects to recover from its customers during the second half of 2014.

Second quarter 2014 Consolidated Net Cash Provided by Operating Activities decreased $335 million to $232 million, driven by higher energy purchases related to dry hydrological conditions at the Company's utilities in Brazil and higher working capital requirements in the Dominican Republic.

For the six months ended June 30, 2014, Proportional Free Cash Flow decreased $350 million to $176 million, primarily driven by temporary higher working capital requirements at the Company's utilities in Brazil and the United States, driven primarily by higher pass-through energy and fuel purchases. The Company's utilities in the United States will be recovering these pass-through costs during the second half of 2014, through periodic regulatory fuel and energy cost adjustment mechanisms. Further, during the second half of 2014, the Company's utilities in Brazil will benefit from recently approved annual tariff adjustments and pending government support mechanisms to recover higher pass-through energy costs incurred during the first half of 2014.

For the six months ended June 30, 2014, Consolidated Net Cash Provided by Operating Activities decreased $732 million to $453 million, driven by higher working capital requirements at the Company's utilities in Brazil, primarily due to dry hydrological conditions, and in the United States, as a result of outages and the impact of extreme cold weather during the first quarter.

2014 Guidance

•
The Company reaffirmed its full year 2014 Adjusted EPS guidance range of $1.30 to $1.38, which is based on foreign currency and commodity price assumptions as of June 30, 2014. As previously disclosed on May 8, 2014, the Company continues to expect its Adjusted EPS to be in the low end of the guidance range due to the impact of dry hydrological conditions in Latin America, with a potential full year Adjusted EPS impact of $0.07 to $0.10, including $0.04 recorded in the first half of 2014.

•	The Company reaffirmed its Proportional Free Cash Flow guidance range of $1,000 to $1,300 million.

◦
Consistent with 2013, when the Company generated approximately $745 million, or 59%, of its Proportional Free Cash Flow in the second half of the year, the Company expects the majority of its 2014 Proportional Free Cash Flow to be generated in the second half of the year. The Company's guidance assumes the recovery of significant working capital invested in the first half of 2014 at its utilities in Brazil and the United States, through regular periodic regulatory filings and pending government support mechanisms.

•	The Company reaffirmed its Consolidated Net Cash Provided by Operating Activities guidance range of $2,200 to $2,800 million.

Table 3: 2014 Guidance Reconciliation

$ in Millions, Except Per Share Amounts	Full Year 2014 Guidance	Remarks
Adjusted EPS[1]	$1.30 - $1.38	No change; expect low end of range
Proportional Free Cash Flow1 (a)	$1,000 - $1,300	No change
Reconciling Factor[2] (b)	$1,200 - $1,500
Consolidated Net Cash Provided by Operating Activities (a + b)	$2,200 - $2,800	No change
1 A non-GAAP financial measure. See "Non-GAAP Financial Measures" for definitions and reconciliations to the most comparable GAAP financial measures.
2 Primarily includes minority interest, maintenance capex and environmental capex. See Appendix for details of the reconciliation.

In providing its full year 2014 Adjusted EPS guidance, the Company notes that there could be differences between expected reported earnings and estimated operating earnings for matters such as, but not limited to: (a) unrealized gains or losses related to derivative transactions (as of June 30, 2014, $(0.02) per share); (b) unrealized foreign currency gains or losses (as of June 30, 2014, $0.00 per share); (c) gains or losses due to dispositions and acquisitions of business interests; (as of June 30, 2014, $0.00 per share); (d) losses due to impairments (as of June 30, 2014, $0.09 per share); and (e) costs due to the early retirement of debt (as of June 30, 2014, $0.01 per share). At this time, management is not able to estimate the aggregate impact, if any, of these items on reported earnings for the year. Accordingly, the Company is not able to provide a corresponding GAAP equivalent for its Adjusted EPS guidance.

Additional Highlights

•	Since its first quarter 2014 earnings call in May 2014, the Company has announced and/or closed three asset sale transactions for total proceeds of $833 million.

◦	In June, the Company completed the sale of 100% of its interest in its businesses in Cameroon for $202 million in proceeds.

◦	In July, the Company completed the sale of the majority of its solar business for $178 million in proceeds.

◦	In July, the Company completed the sale of 41% of its Masinloc power plant and development projects in the Philippines for $453 million.

◦	Since September 2011, the Company has closed $2 billion in asset sales and exited eight countries.

•	Since its first quarter 2014 earnings call in May 2014, the Company has repurchased 3.4 million shares for $47 million.

◦	Since September 2011, the Company has repurchased 62 million shares, or 8% of its shares outstanding, for $758 million.

•	Construction update

◦	In July, the Company brought on-line the 247 MW IPP4 power plant in Jordan.

◦	The Company currently has 4,537 MW, plus 2,400 MW of environmental upgrades, under construction and on track to come on-line through 2018.

◦	Since its first quarter 2014 earnings call in May 2014, the Company broke ground on three new construction projects, totaling 702 MW.

•	In July, the Company issued notice to prepay $320 million of Parent debt (a portion of unsecured bonds due in 2015 and 2016).

◦	Year-to-date the Company has announced or prepaid a total of $460 million of Parent debt.

◦	Since September 2011, the Company has announced or prepaid a total of $1.3 billion in Parent debt.

Non-GAAP Financial Measures
See Non-GAAP Financial Measures for definitions of Adjusted Earnings Per Share, Adjusted Pre-Tax Contribution, Proportional Free Cash Flow, as well as reconciliations to the most comparable GAAP financial measures.

Attachments
Consolidated Statements of Operations, Consolidated Balance Sheets, Segment Information, Consolidated Statements of Cash Flows, Non-GAAP Financial Measures, Parent Financial Information and 2014 Financial Guidance Elements.

Conference Call Information
AES will host a conference call on Thursday, August 7, 2014 at 9:00 a.m. Eastern Daylight Time (EDT). Interested parties may listen to the teleconference by dialing 1-800-857-9632 at least ten minutes before the start of the call. International callers should dial +1-517-308-9493. The participant passcode for this call is 8714. Internet access to the presentation materials will be available on the AES website at www.aes.com by selecting “Investors” and then “Quarterly Financial Results.”

A telephonic replay of the call will be available from approximately 11:00 a.m. EDT on Thursday, August 7, 2014 through Thursday, August 28, 2014. Callers in the U.S. please dial 1-888-568-0132. International callers should dial +1-203-369-3898. The system will ask for a passcode; please enter 8714. A webcast replay, as well as a replay in downloadable MP3 format, will be accessible at www.aes.com beginning shortly after the completion of the call.

About AES
The AES Corporation (NYSE: AES) is a Fortune 200 global power company. We provide affordable, sustainable energy to 20 countries through our diverse portfolio of distribution businesses as well as thermal and renewable generation facilities. Our workforce of 17,800 people is committed to operational excellence and meeting the world’s changing power needs. Our 2013 revenues were $16 billion and we own and manage $40 billion in total assets. To learn more, please visit www.aes.com. Follow AES on Twitter @TheAESCorp.

Safe Harbor Disclosure
This news release contains forward-looking statements within the meaning of the Securities Act of 1933 and of the Securities Exchange Act of 1934. Such forward-looking statements include, but are not limited to, those related to future earnings, growth and financial and operating performance. Forward-looking statements are not intended to be a guarantee of future results, but instead constitute AES’ current expectations based on reasonable assumptions. Forecasted financial information is based on certain material assumptions. These assumptions include, but are not limited to, our accurate projections of future interest rates, commodity price and foreign currency pricing, continued normal levels of operating performance and electricity volume at our distribution companies and operational performance at our generation businesses consistent with historical levels, as well as achievements of planned productivity improvements and incremental growth investments at normalized investment levels and rates of return consistent with prior experience.

Actual results could differ materially from those projected in our forward-looking statements due to risks, uncertainties and other factors. Important factors that could affect actual results are discussed in AES’ filings with the Securities and Exchange Commission (the “SEC”), including, but not limited to, the risks discussed under Item 1A “Risk Factors” and Item 7: Management’s Discussion & Analysis in AES’ 2013 Annual Report on Form 10-K and in subsequent reports filed with the SEC. Readers are encouraged to read AES’ filings to learn more about the risk factors associated with AES’ business. AES undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Any Stockholder who desires a copy of the Company’s 2013 Annual Report on Form 10-K dated on or about February 25, 2014 with the SEC may obtain a copy (excluding Exhibits) without charge by addressing a request to the Office of the Corporate Secretary, The AES Corporation, 4300 Wilson Boulevard, Arlington, Virginia 22203. Exhibits also may be requested, but a charge equal to the reproduction cost thereof will be made. A copy of the Form 10-K may be obtained by visiting the Company’s website at www.aes.com.

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THE AES CORPORATION
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	(in millions, except per share amounts)
Revenue:
Regulated	$2,116	$1,974	$4,258	$4,113
Non-Regulated	2,195	1,971	4,315	3,982
Total revenue	4,311	3,945	8,573	8,095
Cost of Sales:
Regulated	(1,844)	(1,632)	(3,776)	(3,419)
Non-Regulated	(1,648)	(1,412)	(3,184)	(3,026)
Total cost of sales	(3,492)	(3,044)	(6,960)	(6,445)
Operating margin	819	901	1,613	1,650
General and administrative expenses	(52)	(53)	(103)	(107)
Interest expense	(323)	(337)	(696)	(707)
Interest income	73	63	136	128
Loss on extinguishment of debt	(15)	(165)	(149)	(212)
Other expense	(17)	(17)	(25)	(43)
Other income	33	13	44	81
Gain on sale of investments	—	20	1	23
Goodwill impairment expense	—	—	(154)	—
Asset impairment expense	(63)	—	(75)	(48)
Foreign currency transaction gains (losses)	7	(18)	(12)	(48)
Other non-operating expense	(44)	—	(44)	—
INCOME FROM CONTINUING OPERATIONS BEFORE TAXES AND EQUITY IN EARNINGS OF AFFILIATES	418	407	536	717
Income tax expense	(157)	(76)	(211)	(159)
Net equity in earnings of affiliates	20	2	45	6
INCOME FROM CONTINUING OPERATIONS	281	333	370	564
Income (loss) from operations of discontinued businesses, net of income tax expense of $8, $7, $22, and $5, respectively	7	(3)	27	1
Net (loss) gain from disposal and impairments of discontinued businesses, net of income tax (benefit) expense of $5, $0, $4, and $(1), respectively	(13)	3	(56)	(33)
NET INCOME	275	333	341	532
Noncontrolling interests:
Less: Income from continuing operations attributable to noncontrolling interests	(139)	(166)	(275)	(285)
Less: (Income) loss from discontinued operations attributable to noncontrolling interests	(3)	—	9	2
Total net income attributable to noncontrolling interests	(142)	(166)	(266)	(283)
NET INCOME ATTRIBUTABLE TO THE AES CORPORATION	$133	$167	$75	$249
AMOUNTS ATTRIBUTABLE TO THE AES CORPORATION COMMON STOCKHOLDERS:
Income from continuing operations, net of tax	$142	$167	$95	$279
Loss from discontinued operations, net of tax	(9)	—	(20)	(30)
Net income	$133	$167	$75	$249
BASIC EARNINGS PER SHARE:
Income from continuing operations attributable to The AES Corporation common stockholders, net of tax	$0.20	$0.22	$0.13	$0.37
Loss from discontinued operations attributable to The AES Corporation common stockholders, net of tax	(0.02)	—	(0.03)	(0.04)
NET INCOME ATTRIBUTABLE TO THE AES CORPORATION COMMON STOCKHOLDERS	$0.18	$0.22	$0.10	$0.33
DILUTED EARNINGS PER SHARE:
Income from continuing operations attributable to The AES Corporation common stockholders, net of tax	$0.20	$0.22	$0.13	$0.37
Loss from discontinued operations attributable to The AES Corporation common stockholders, net of tax	(0.02)	—	(0.03)	(0.04)
NET INCOME ATTRIBUTABLE TO THE AES CORPORATION COMMON STOCKHOLDERS	$0.18	$0.22	$0.10	$0.33
DILUTED SHARES OUTSTANDING	728	751	728	750
DIVIDENDS DECLARED PER COMMON SHARE	$0.05	$0.08	$0.05	$0.08

THE AES CORPORATION
Strategic Business Unit (SBU) Information
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	(in millions)
REVENUE
US	$893	$858	$1,894	$1,744
Andes	724	725	1,344	1,415
Brazil	1,533	1,230	2,978	2,659
MCAC	692	694	1,330	1,363
EMEA	305	295	696	638
Asia	163	142	331	275
Corporate, Other and Inter-SBU eliminations	1	1	—	1

Total Revenue	$4,311	$3,945	$8,573	$8,095

THE AES CORPORATION
Condensed Consolidated Balance Sheets
(Unaudited)

	June 30, 2014	December 31, 2013
	(in millions, except share and per share data)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,515	$1,642
Restricted cash	482	597
Short-term investments	424	668
Accounts receivable, net of allowance for doubtful accounts of $126 and $134, respectively	2,689	2,363
Inventory	710	684
Deferred income taxes	190	166
Prepaid expenses	177	179
Other current assets	1,220	976
Current assets of discontinued operations and held-for-sale businesses	—	464
Total current assets	7,407	7,739
NONCURRENT ASSETS
Property, Plant and Equipment:
Land	958	922
Electric generation, distribution assets and other	31,321	30,596
Accumulated depreciation	(10,095)	(9,604)
Construction in progress	3,444	3,198
Property, plant and equipment, net	25,628	25,112
Other Assets:
Investments in and advances to affiliates	1,000	1,010
Debt service reserves and other deposits	549	541
Goodwill	1,468	1,622
Other intangible assets, net of accumulated amortization of $156 and $153, respectively	299	297
Deferred income taxes	656	666
Other noncurrent assets	2,426	2,170
Noncurrent assets of discontinued operations and held-for-sale businesses	—	1,254
Total other assets	6,398	7,560
TOTAL ASSETS	$39,433	$40,411
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$2,130	$2,259
Accrued interest	272	263
Accrued and other liabilities	2,170	2,114
Non-recourse debt, including $255 and $267, respectively, related to variable interest entities	2,095	2,062
Recourse debt	—	118
Current liabilities of discontinued operations and held-for-sale businesses	—	837
Total current liabilities	6,667	7,653
NONCURRENT LIABILITIES
Non-recourse debt, including $1,026 and $979, respectively, related to variable interest entities	13,845	13,318
Recourse debt	5,783	5,551
Deferred income taxes	1,114	1,119
Pension and other post-retirement liabilities	1,332	1,310
Other noncurrent liabilities	3,106	3,299
Noncurrent liabilities of discontinued operations and held-for-sale businesses	—	432
Total noncurrent liabilities	25,180	25,029
Cumulative preferred stock of subsidiaries	78	78
EQUITY
THE AES CORPORATION STOCKHOLDERS’ EQUITY
Common stock ($0.01 par value, 1,200,000,000 shares authorized; 814,347,602 issued and 723,221,508 outstanding at June 30, 2014 and 813,316,510 issued and 722,508,342 outstanding at December 31, 2013)	8	8
Additional paid-in capital	8,396	8,443
Accumulated deficit	(75)	(150)
Accumulated other comprehensive loss	(3,023)	(2,882)
Treasury stock, at cost (91,126,094 shares at June 30, 2014 and 90,808,168 shares at December 31, 2013)	(1,095)	(1,089)
Total AES Corporation stockholders’ equity	4,211	4,330
NONCONTROLLING INTERESTS	3,297	3,321
Total equity	7,508	7,651
TOTAL LIABILITIES AND EQUITY	$39,433	$40,411

THE AES CORPORATION
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	(in millions)
OPERATING ACTIVITIES:
Net income	$275	$333	$341	$532
Adjustments to net income:
Depreciation and amortization	319	332	625	661
Loss (gain) on sale of assets and investments	3	(13)	7	(2)
Impairment expenses	107	—	273	48
Deferred income taxes	(4)	(59)	52	(46)
Provisions for contingencies	(60)	10	(48)	36
Loss on the extinguishment of debt	15	165	149	212
Loss on disposals and impairments - discontinued operations	7	(7)	51	31
Other	11	(33)	46	23
Changes in operating assets and liabilities
(Increase) decrease in accounts receivable	(93)	149	(312)	191
(Increase) decrease in inventory	(27)	(8)	(39)	(12)
(Increase) decrease in prepaid expenses and other current assets	2	247	(72)	55
(Increase) decrease in other assets	128	(102)	(316)	(147)
Increase (decrease) in accounts payable and other current liabilities	(609)	(426)	(194)	(252)
Increase (decrease) in income tax payables, net and other tax payables	30	(11)	(176)	(134)
Increase (decrease) in other liabilities	128	(10)	66	(11)
Net cash provided by operating activities	232	567	453	1,185
INVESTING ACTIVITIES:
Capital Expenditures	(509)	(465)	(908)	(866)
Acquisitions - net of cash acquired	(728)	(3)	(728)	(3)
Proceeds from the sale of businesses, net of cash sold	861	134	890	135
Proceeds from the sale of assets	12	37	16	43
Sale of short-term investments	1,149	976	2,198	2,311
Purchase of short-term investments	(932)	(889)	(1,925)	(2,381)
Decrease in restricted cash, debt service reserves and other assets	146	77	127	32
Other investing	(64)	8	(61)	23
Net cash used in investing activities	(65)	(125)	(391)	(706)
FINANCING ACTIVITIES:
Borrowings under the revolving credit facilities, net	65	18	130	33
Issuance of recourse debt	775	750	1,525	750
Issuance of non-recourse debt	1,156	892	1,710	2,383
Repayments of recourse debt	(797)	(1,204)	(1,663)	(1,206)
Repayments of non-recourse debt	(1,000)	(1,162)	(1,349)	(2,169)
Payments for financing fees	(27)	(94)	(105)	(127)
Distributions to noncontrolling interests	(171)	(180)	(197)	(211)
Contributions from noncontrolling interests	78	21	110	76
Dividends paid on AES common stock	(36)	(30)	(72)	(60)
Payments for financed capital expenditures	(134)	(105)	(312)	(257)
Purchase of treasury stock	(32)	(18)	(32)	(18)
Other financing	5	3	5	7
Net cash used in financing activities	(118)	(1,109)	(250)	(799)
Effect of exchange rate changes on cash	8	(31)	(14)	(39)
Decrease in cash of discontinued and held-for-sale businesses	45	(9)	75	8
Total decrease in cash and cash equivalents	102	(707)	(127)	(351)
Cash and cash equivalents, beginning	1,413	2,256	1,642	1,900
Cash and cash equivalents, ending	$1,515	$1,549	$1,515	$1,549
SUPPLEMENTAL DISCLOSURES:
Cash payments for interest, net of amounts capitalized	$450	$466	$676	$700
Cash payments for income taxes, net of refunds	$95	$137	$332	$432

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	(in millions)

SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Assets received upon sale of subsidiaries	$44	$—	$44	$—
Assets acquired through capital lease	$5	$7	$13	$10
Dividends declared but not yet paid	$—	$30	$—	$30
Adjusted pre-tax contribution (“adjusted PTC”) and Adjusted earnings per share (“adjusted EPS”) are non-GAAP supplemental measures that are used by management and external users of our consolidated financial statements such as investors, industry analysts and lenders.
We define adjusted PTC as pre-tax income from continuing operations attributable to AES excluding gains or losses of the consolidated entity due to (a) unrealized gains or losses related to derivative transactions, (b) unrealized foreign currency gains or losses, (c) gains or losses due to dispositions and acquisitions of business interests, (d) losses due to impairments, and (e) costs due to the early retirement of debt. Adjusted PTC also includes net equity in earnings of affiliates on an after-tax basis adjusted for the same gains or losses excluded from consolidated entities.

We define adjusted EPS as diluted earnings per share from continuing operations excluding gains or losses of both consolidated entities and entities accounted for under the equity method due to (a) unrealized gains or losses related to derivative transactions, (b) unrealized foreign currency gains or losses, (c) gains or losses due to dispositions and acquisitions of business interests, (d) losses due to impairments, and (e) costs due to the early retirement of debt.
The GAAP measure most comparable to adjusted PTC is income from continuing operations attributable to AES. The GAAP measure most comparable to adjusted EPS is diluted earnings per share from continuing operations. We believe that adjusted PTC and adjusted EPS better reflect the underlying business performance of the Company and are considered in the Company’s internal evaluation of financial performance. Factors in this determination include the variability due to unrealized gains or losses related to derivative transactions, unrealized foreign currency gains or losses, losses due to impairments and strategic decisions to dispose of or acquire business interests or retire debt, which affect results in a given period or periods. In addition, for adjusted PTC, earnings before tax represents the business performance of the Company before the application of statutory income tax rates and tax adjustments, including the effects of tax planning, corresponding to the various jurisdictions in which the Company operates. Adjusted PTC and adjusted EPS should not be construed as alternatives to income from continuing operations attributable to AES and diluted earnings per share from continuing operations, which are determined in accordance with GAAP.

THE AES CORPORATION
NON-GAAP FINANCIAL MEASURES
(Unaudited)

RECONCILIATION OF ADJUSTED PRE-TAX CONTRIBUTION (PTC) AND ADJUSTED EPS

	Three Months Ended June 30, 2014			Three Months Ended June 30, 2013			Six Months Ended June 30, 2014			Six Months Ended June 30, 2013
	Net of NCI(1)	Per Share (Diluted) Net of NCI(1) and Tax		Net of NCI(1)	Per Share (Diluted) Net of NCI(1) and Tax		Net of NCI(1)	Per Share (Diluted) Net of NCI(1) and Tax		Net of NCI(1)	Per Share (Diluted) Net of NCI(1) and Tax
	(In millions, except per share amounts)
Loss (Income) from continuing operations attributable to AES and Diluted EPS	$142	$0.20		$167	$0.22		$95	$0.13		$279	$0.37
Add back income tax expense from continuing operations attributable to AES	99			11			74			41
Pre-tax contribution	$241			$178			$169			$320
Adjustments
Unrealized derivative (gains)/ losses(2)	$(22)	$(0.02)		$(53)	$(0.05)		$(32)	$(0.03)		$(39)	$(0.03)
Unrealized foreign currency transaction (gains)/ losses(3)	7	—		23	0.04		33	0.03		49	0.05
Disposition/ acquisition (gains)/ losses	2	—		(23)	(0.03)	(4)	1	—		(26)	(0.03)	(5)
Impairment losses	99	0.09	(6)	—	—		265	0.26	(7)	48	0.05	(8)
Loss on extinguishment of debt	13	0.01	(9)	164	0.17	(10)	147	0.14	(11)	207	0.21	(12)
Adjusted pre-tax contribution and Adjusted EPS	$340	$0.28		$289	$0.35		$583	$0.53		$559	$0.62
_____________________________

(1)	NCI is defined as Noncontrolling Interests

(2)
Unrealized derivative (gains) losses were net of income tax per share of $(0.01) and $(0.02) in the three months ended June 30, 2014 and 2013, and of $(0.01) and $(0.02) in the six months ended June 30, 2014 and 2013, respectively.

(3)
Unrealized foreign currency transaction (gains) losses were net of income tax per share of $0.00 and $0.00 in the three months ended June 30, 2014 and 2013, and of $0.01 and $0.01 in the six months ended June 30, 2014 and 2013, respectively.

(4)	Amount primarily relates to the gain from the sale of the remaining 20% interest in Cartagena for $20 million ($15 million, or $0.02 per share, net of income tax per share of $0.01).

(5)
Amount primarily relates to the gain from the sale of the remaining 20% interest in Cartagena for $20 million ($15 million, or $0.02 per share, net of income tax per share of $0.01), the gain from the sale of wind turbines for $3 million ($2 million, or $0.00 per share, net of income tax per share of $0.00) as well as the gain from the sale of Chengdu, an equity method investment in China for $3 million ($2 million, or $0.00 per share, net of income tax per share of $0.00).

(6)
Amount primarily relates to the asset impairment at Ebute of $52 million ($34 million, or $0.05 per share, net of income tax per share of $0.02) and at Newfield of $11 million ($6 million, or $0.00 per share, net of income tax per share of $0.00) and other-than-temporary impairment of our equity method investment at Silver Ridge of $44 million ($30 million, or $0.04 per share, net of income tax per share of $0.02).

(7)
Amount primarily relates to the goodwill impairments at DPLER of $136 million ($92 million, or $0.13 per share, net of income tax per share of $0.06), at Buffalo Gap of $18 million ($18 million, or $0.03 per share, net of income tax per share of $0.00) and asset impairments at Ebute of $52 million ($34 million, or $0.05 per share, net of income tax per share of $0.02), at Newfield of $11 million ($6 million, or $0.00 per share, net of income tax per share of $0.00), at DPL of $12 million ($8 million, or $0.01 per share, net of income tax per share of $0.00) and other-than-temporary impairment of our equity method investment at Silver Ridge of $44 million ($30 million, or $0.04 per share, net of income tax per share of $0.02).

(8)	Amount primarily relates to asset impairment at Beaver Valley of $46 million ($34 million, or $0.05 per share, net of income tax per share of $0.02).

(9)	Amount primarily relates to the loss on early retirement of debt at Corporate of $13 million ($8 million, or $0.01 per share, net of income tax per share of $0.01).

THE AES CORPORATION
NON-GAAP FINANCIAL MEASURES
(Unaudited)

RECONCILIATION OF ADJUSTED PRE-TAX CONTRIBUTION (PTC) AND ADJUSTED EPS

(10)	Amount primarily relates to the loss on early retirement of debt at Corporate of $163 million ($121 million, or $0.16 per share, net of income tax per share of $0.06).

(11)	Amount primarily relates to the loss on early retirement of debt at Corporate of $145 million ($99 million, or $0.14 per share, net of income tax per share of $0.06).

(12)
Amount primarily relates to the loss on early retirement of debt at Corporate of $165 million ($123 million, or $0.16 per share, net of income tax per share of $0.06) and at Masinloc of $43 million ($29 million, or $0.04 per share, net of noncontrolling interest of $3 million and of income tax per share of $0.01).

THE AES CORPORATION
NON-GAAP FINANCIAL MEASURES
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
	(in millions)
Calculation of Maintenance Capital Expenditures for Free Cash Flow (1) Reconciliation Below:
Maintenance Capital Expenditures	$152	$174	$289	$360
Environmental Capital Expenditures	77	42	111	73
Growth Capital Expenditures	414	354	820	690
Total Capital Expenditures	$643	$570	$1,220	$1,123

Reconciliation of Proportional Operating Cash Flow(2)
Consolidated Operating Cash Flow	$232	$567	$453	$1,185
Less: Proportional Adjustment Factor (3)	64	263	44	367
Proportional Operating Cash Flow (2)	$168	$304	$409	$818

Reconciliation of Free Cash Flow(1)
Consolidated Operating Cash Flow	$232	$567	$453	$1,185
Less: Maintenance Capital Expenditures, net of reinsurance proceeds	152	174	289	360
Less: Non-Recoverable Environmental Capital Expenditures	25	26	36	47
Free Cash Flow(1)	$55	$367	$128	$778

Reconciliation of Proportional Free Cash Flow(1),(2)
Proportional Operating Cash Flow	$168	$304	$409	$818
Less: Proportional Maintenance Capital Expenditures, net of reinsurance proceeds (3)	102	121	206	258
Less: Proportional Non-Recoverable Environmental Capital Expenditures (3)	19	18	27	34
Proportional Free Cash Flow(1),(2)	$47	$165	$176	$526

(1)
Free cash flow (a non-GAAP financial measure) is defined as net cash from operating activities less maintenance capital expenditures (including non-recoverable environmental capital expenditures), net of reinsurance proceeds from third parties. AES believes that free cash flow is a useful measure for evaluating our financial condition because it represents the amount of cash provided by operations less maintenance capital expenditures as defined by our businesses, that may be available for investing or for repaying debt.

(2)
AES is a holding company that derives its income and cash flows from the activities of its subsidiaries, some of which may not be wholly-owned by the Company. Accordingly, the Company has presented certain financial metrics which are defined as Proportional (a non-GAAP financial measure). Proportional metrics present the Company's estimate of its share in the economics of the underlying metric. The Company believes that the Proportional metrics are useful to investors because they exclude the economic share in the metric presented that is held by non-AES shareholders. For example, Net Cash from Operating Activities (Operating Cash Flow) is a GAAP metric which presents the Company's cash flow from operations on a consolidated basis, including operating cash flow allocable to noncontrolling interests. Proportional Operating Cash Flow removes the share of operating cash flow allocable to noncontrolling interests and therefore may act as an aid in the valuation of the Company. Proportional metrics are reconciled to the nearest GAAP measure. Certain assumptions have

THE AES CORPORATION
NON-GAAP FINANCIAL MEASURES
(Unaudited)

been made to estimate our proportional financial measures. These assumptions include: (i) the Company's economic interest has been calculated based on a blended rate for each consolidated business when such business represents multiple legal entities; (ii) the Company's economic interest may differ from the percentage implied by the recorded net income or loss attributable to noncontrolling interests or dividends paid during a given period; (iii) the Company's economic interest for entities accounted for using the hypothetical liquidation at book value method is 100%; (iv) individual operating performance of the Company's equity method investments is not reflected and (v) inter-segment transactions are included as applicable for the metric presented.

(3)
The proportional adjustment factor, proportional maintenance capital expenditures (net of reinsurance proceeds), and proportional non-recoverable environmental capital expenditures are calculated by multiplying the percentage owned by non-controlling interests for each entity by its corresponding consolidated cash flow metric and adding up the resulting figures. For example, the Company owns approximately 70% of AES Gener, its subsidiary in Chile. Assuming a consolidated net cash flow from operating activities of $100 from AES Gener, the proportional adjustment factor for AES Gener would equal approximately $30 (or $100 x 30%). The Company calculates the proportional adjustment factor for each consolidated business in this manner and then adds these amounts together to determine the total proportional adjustment factor used in the reconciliation. The proportional adjustment factor may differ from the proportion of income attributable to non-controlling interests as a result of (a) non-cash items which impact income but not cash and (b) AES’ ownership interest in the subsidiary where such items occur.

The AES Corporation
Parent Financial Information
Parent only data: last four quarters
(in millions)	Quarters Ended
Total subsidiary distributions & returns of capital to Parent	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013
	Actual	Actual	Actual	Actual
Subsidiary distributions(1) to Parent & QHCs	$1,192	$1,290	$1,260	$1,308
Returns of capital distributions to Parent & QHCs	65	40	193	63
Total subsidiary distributions & returns of capital to Parent	$1,257	$1,330	$1,453	$1,371

Parent only data: quarterly
($ in millions)	Quarter Ended
Total subsidiary distributions & returns of capital to Parent	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013
	Actual	Actual	Actual	Actual
Subsidiary distributions to Parent & QHCs	$210	$232	$402	$348
Returns of capital distributions to Parent & QHCs	26	9	30	0
Total subsidiary distributions & returns of capital to Parent	$236	$241	$432	$348

Parent Company Liquidity (2)
($ in millions)	Balance at
	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013
	Actual	Actual	Actual	Actual
Cash at Parent & Cash at QHCs (3)	$15	$26	$132	$196
Availability under credit facilities	679	799	799	797
Ending liquidity	$694	$825	$931	$993

(1)
Subsidiary distributions should not be construed as an alternative to Net Cash Provided by Operating Activities which are determined in accordance with GAAP. Subsidiary distributions are important to the Parent Company because the Parent Company is a holding company that does not derive any significant direct revenues from its own activities but instead relies on its subsidiaries’ business activities and the resultant distributions to fund the debt service, investment and other cash needs of the holding company. The reconciliation of the difference between the subsidiary distributions and the Net Cash Provided by Operating Activities consists of cash generated from operating activities that is retained at the subsidiaries for a variety of reasons which are both discretionary and non-discretionary in nature. These factors include, but are not limited to, retention of cash to fund capital expenditures at the subsidiary, cash retention associated with non-recourse debt covenant restrictions and related debt service requirements at the subsidiaries, retention of cash related to sufficiency of local GAAP statutory retained earnings at the subsidiaries, retention of cash for working capital needs at the subsidiaries, and other similar timing differences between when the cash is generated at the subsidiaries and when it reaches the Parent Company and related holding companies.

(2)
Parent Company Liquidity is defined as cash at the Parent Company plus availability under corporate credit facilities plus cash at qualified holding companies (QHCs). AES believes that unconsolidated Parent Company liquidity is important to the liquidity position of AES as a Parent Company because of the non-recourse nature of most of AES’s indebtedness.

(3)
The cash held at QHCs represents cash sent to subsidiaries of the company domiciled outside of the US. Such subsidiaries had no contractual restrictions on their ability to send cash to AES, the Parent Company. Cash at those subsidiaries was used for investment and related activities outside of the US. These investments included equity investments and loans to other foreign subsidiaries as well as development and general costs and expenses incurred outside the US. Since the cash held by these QHCs is available to the Parent, AES uses the combined measure of subsidiary distributions to Parent and QHCs as a useful measure of cash available to the Parent to meet its international liquidity needs.

THE AES CORPORATION
2014 FINANCIAL GUIDANCE ELEMENTS(1), (2)

2014 Financial Guidance (as of 8/7/14)
	Consolidated	Proportional
Income Statement Guidance
Adjusted Earnings Per Share (3)	$1.30 to $1.38
Cash Flow Guidance
Net Cash Provided by Operating Activities	$2,200 to $2,800 million
Free Cash Flow (4)		$1,000 to $1,300 million
Reconciliation of Free Cash Flow Guidance
Net Cash from Operating Activities	$2,200 to $2,800 million	$1,650 to $1,950 million
Less: Maintenance Capital Expenditures	$700 to $1,000 million	$500 to $800 million
Free Cash Flow (4)	$1,350 to $1,950 million	$1,000 to $1,300 million

(1)	2014 Guidance is based on expectations for future foreign exchange rates and commodity prices as of June 30, 2014.

(2)
AES is a holding company that derives its income and cash flows from the activities of its subsidiaries, some of which may not be wholly-owned by the Company. Accordingly, the Company has presented certain financial metrics which are defined as Proportional (a non-GAAP financial measure). Proportional metrics present the Company's estimate of its share in the economics of the underlying metric. The Company believes that the Proportional metrics are useful to investors because they exclude the economic share in the metric presented that is held by non-AES shareholders. For example, Net Cash from Operating Activities (Operating Cash Flow) is a GAAP metric which presents the Company's cash flow from operations on a consolidated basis, including operating cash flow allocable to noncontrolling interests. Proportional Operating Cash Flow removes the share of operating cash flow allocable to noncontrolling interests and therefore may act as an aid in the valuation of the Company. Proportional metrics are reconciled to the nearest GAAP measure. Certain assumptions have been made to estimate our proportional financial measures. These assumptions include: (i) the Company's economic interest has been calculated based on a blended rate for each consolidated business when such business represents multiple legal entities; (ii) the Company's economic interest may differ from the percentage implied by the recorded net income or loss attributable to noncontrolling interests or dividends paid during a given period; (iii) the Company's economic interest for entities accounted for using the hypothetical liquidation at book value method is 100%; (iv) individual operating performance of the Company's equity method investments is not reflected and (v) inter-segment transactions are included as applicable for the metric presented.

(3)
Adjusted earnings per share (a non-GAAP financial measure) is defined as diluted earnings per share from continuing operations excluding gains or losses of the consolidated entity due to (a) unrealized gains or losses related to derivative transactions, (b) unrealized foreign currency gains or losses, (c) gains or losses due to dispositions and acquisitions of business interests, (d) losses due to impairments, and (e) costs due to the early retirement of debt. The GAAP measure most comparable to Adjusted EPS is diluted earnings per share from continuing operations. AES believes that adjusted earnings per share better reflects the underlying business performance of the Company, and is considered in the Company's internal evaluation of financial performance. Factors in this determination include the variability due to unrealized gains or losses related to derivative transactions, unrealized foreign currency gains or losses, losses due to impairments and strategic decisions to dispose or acquire business interests or retire debt, which affect results in a given period or periods. Adjusted earnings per share should not be construed as an alternative to diluted earnings per share from continuing operations, which is determined in accordance with GAAP.

(4)
Free Cash Flow is reconciled above. Free cash flow (a non-GAAP financial measure) is defined as net cash from operating activities less maintenance capital expenditures (including environmental capital expenditures), net of reinsurance proceeds from third parties. AES believes that free cash flow is a useful measure for evaluating our financial condition because it represents the amount of cash provided by operations less maintenance capital expenditures as defined by our businesses, that may be available for investing or for repaying debt.